UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2022

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.

(Translation of registrant’s name into English)

11 HaMenofim Street, Building B
Herzliya 4672562 Israel
+972-9-9531142
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annual Meeting of Shareholders

On June 21, 2022, NeuroSense Therapeutics Ltd. (the “Company”) held its Annual Meeting of Shareholders (the “Meeting”). At the Meeting, all proposed resolutions, as further detailed in the Company’s Notice and Proxy Statement furnished on Form 6-K to the Securities and Exchange Commission on May 19, 2022, were approved by shareholders.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement Form S-8 (Registration No. 333-262480).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: June 22, 2022	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer